Exhibit 3.2

ROSS MILLER
Secretary of State
204 North Carson Street, Ste. 1
Carson City, Nevada 89701-4293
(778) 684 5708
Website: secretaryofstate.biz	Filed in the office of:	Document Number
	/s/ Ross Miller	20070797256-15
	Ross Miller	Filing Date and Time:
	Secretary of State	11/26/2007 12:45 PM
Certificate of Amendment	State of Nevada	Entity Number
(PURSUANT TO NRS 78.385 AND 78.390)		C14934-1996

USE BLACK INK ONLY – DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.

Name of Corporation:

LitFunding Corp.

2.

The Articles have been amended as follows (provide article numbers, if available):

Article # 1:   The name of the corporation is: Global Entertainment Holdings, Inc.

Article # 4:

Section 1.   Authorized Shares.

The total authorized capital stock of the corporation shall be two hundred fifty million (250,000,000) shares, of which two hundred thirty million (230,000,000) shares are designated as Common Stock, par value $0.001, and shall be voting stock; and twenty million (20,000,000) shares are designated as Preferred Stock, par value $0.001, which may be, at the discretion of the Board of Directors, issued in alphanumeric series with the rights and preferences designated at the time of issue by the Board of Directors.

[continued on attached page]

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 58.7%

4.

Effective date of filing (optional): 12/10/07

5.

Officer Signature (Required): /s/ Gary Rasmussen

* If any Proposed amendment would alter or change any preferences or any relative or other right given to the class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees	Nevada Secretary of State Aid 79.390 Amend 2007
Printed on 01/01/07

Section 2.   Consideration for Shares.

All shares of Common Stock shall be issued by the corporation for cash, property, services performed, contracts for services to be performed or other consideration deemed appropriate by the Board of Directors.  In the absence of fraud, the judgment of the Board of Directors as to the value of any property received in full of partial payment for shares shall be conclusive.

Section 3:   Reverse Stock Split.

Upon the Articles of Amendment to the Amended Articles of Incorporation, as amended, becoming effective pursuant to the Nevada Revised Statutes (the “Effective Date”), every ten issued and outstanding shares of Common Stock of the corporation will be combined into and automatically become one outstanding share of Common Stock of the corporation and the authorized shares of the corporation shall remain as set forth in these Amended Articles of Incorporation, as amended.  No fractional shares shall be issued in connection with the foregoing stock split; all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing split and each fractional share resulting from such aggregation of each series held by a stockholder will be rounded up to the nearest whole share.  Shares of Common Stock that were outstanding prior to the Effective Date and that are not outstanding after the Effective Date shall resume the status of authorized but unissued shares of Common Stock.

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